MYXR, Inc.
Owner's Equity Statement "Unaudited"
As of December 31, 2018

Capital, January 1, 2019		0.00
Investment		5.00
Net income		-312,697.90
Subtotal		-312,692.90
Less:Withdrawals		0.00
Total Equity	**-$**	**312,692.90**

Does not include convertible note investments

MYXR, Inc.
Owner's Equity Statement "Unaudited"
As of December 31, 2019

Retained Earnings, January 1, 2019		-312,697.90
Capital Stock		5.05
Investment		0.00
Net income		-330,456.57
Subtotal		-643,149.42
Less:Withdrawals		0.00
Total Equity	-$	643,149.42